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                              March 30, 2023

       Steven Bixler
       Chief Accounting Officer
       Rite Aid Corporation
       PO Box 3165
       Harrisburg, Pennsylvania 17105

                                                        Re: Rite Aid
Corporation
                                                            Form 10-K for
Fiscal Year Ended February 26, 2022
                                                            Response dated
March 13, 2023
                                                            File No. 001-05742

       Dear Steven Bixler:

               We have reviewed your March 13, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       February 21, 2023 letter.

       Form 10-K for Fiscal Year Ended February 26, 2022

       Managements Discussion and Analysis of Financial Condition and Results of Continuing
       Operations
       Adjusted EBITDA, Adjusted Net Income (Loss), Adjusted Net Income (Loss) per Diluted Share
       and Other Non-GAAP Measures, page 70, page 70

   1. We note your response to comment two. If compliance with the senior secured credit facility is material to
investors, please revise your disclosure to comply with the
                                                        requirements of
non-GAAP C&DI 102.09 by including the actual covenant test results
                                                        (rather than stating
that you met the requirement), the material terms, the amount or limit required for compliance
and the effect of compliance or non-compliance. Please also
                                                        revise to include
Consolidated EBITDA as defined in the credit facility, disclose that it is included as a non-GAAP
liquidity measure and provide a reconciliation to the most
 Steven Bixler
Rite Aid Corporation
March 30, 2023
Page 2
         comparable GAAP liquidity measure.

         With regard to the adjustment to exclude facility exit charges, you state that your
         presentation of Adjusted EBITDA eliminates charges that    do not
reflect ongoing
         operations and underlying operational performance.    We note,
however, that you have
         incurred facility exit charges, inventory write-downs related to store closings, and restructuring-related costs for the last 6, 6, and 4 years, respectively, and in the 39 week period ending November 26, 2022. We also note from your response that your 2022 strategic initiative resulted in the expectation of closing 195 stores, of which only 48 were closed in 2022. In your third quarter 2023 earnings call, you indicated that in building out your plans for 2024, you will continue to look at opportunities to close stores. Based on the consistency with which you have incurred such costs in the past and the apparent expectation that such costs will be incurred in the future, it appears these costs are normal for your business. Had an investor disregarded such costs several years ago on the basis that they would not be reflective of your future ongoing operations, it appears their expectations would have varied significantly from your actual subsequent results. To the extent you continue to adjust for facility exit charges, inventory write-downs related to store closings, and restructuring-related costs, please revise to disclose a substantive reason, specific to you, of usefulness to investors, to disclose your history of incurring such costs, and to provide appropriate cautionary language regarding the likelihood of you incurring such costs in the future.
       You may contact Scott Stringer at 202-551-3272 or Lyn Shenk at 202-551-3380 with any questions.



FirstName LastNameSteven Bixler                                Sincerely,
Comapany NameRite Aid Corporation
                                                               Division of
Corporation Finance
March 30, 2023 Page 2                                          Office of Trade
& Services
FirstName LastName